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                                                                    EXHIBIT 20.1

FOR IMMEDIATE RELEASE
Date:    November 16, 1995
Contact:   David H. Taylor
           (803)239-3900 Fax: (803)271-9939


            JPS TEXTILE GROUP, INC. CLOSES SALE OF CARPET SUBSIDIARY


Greenville, South Carolina -- JPS Textile Group, Inc. announced today that it has completed the previously announced sale of the business of its carpet subsidiary, JPS Carpet Corp., to Gulistan Holdings Inc. Gulistan Holdings Inc. was formed and is owned by certain members of the former management team at JPS Carpet Corp.

JPS Textile Group received approximately $22.5 million in cash and certain other debt and equity securities of Gulistan Holdings as follows: a $10 million Promissory Note due in November 2001, $5 million preferred stock redeemable in November 2005, and warrants to purchase 25% of the common shares of Gulistan Holdings Inc. The Company estimates that the fair value of the debt and equity securities is approximately $11.3 million.

The Company will apply the net cash proceeds of approximately $22.5 million to reduce outstanding borrowings under its bank credit agreement. In connection with the sale, the Company's bank credit facility was amended to, among other things, reduce the maximum allowable amount of revolving loans from $135 million to $118 million.

For the nine-month period ended July 29, 1995, JPS's financial statements included results of the carpet business totalling approximately $90 million in net sales, $4 million in operating loss, and $0.3 million in EBITDA. Such results have heretofore been classified in the Home Fashion Textiles segment in the Company's financial statements. The Company expects to report these results as discontinued operations and record a loss on the sale of approximately $26 million.
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JPS Textile Group is one of the largest diversified domestic manufacturers of textile and textile related products, principally for the apparel fabric, industrial and home fashion markets.